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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StannardFinancial Services,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 EAST MAIN STREET
(No. and Street)

PIPESTONE	MN	56164
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TODD W. MORGAN (507)825-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MEULBROECK, TAUBERT AND COMPANY
(Name – *if individual, state last, first, middle name*)

216 EAST MAIN STREET	PIPESTONE	MN	56164
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TODD W. MORGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANNARDFINANCIAL SERVICES,LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

REGISTERED PRINCIPAL

Title



Notary Public


TANYA WOODFORD
NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANNARD FINANCIAL SERVICES, LLC
PIPESTONE, MINNESOTA 56164

INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2015 AND 2014

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
P.O. Box 707
Pipestone, Minnesota 56164

Stannard Financial Services, LLC
Pipestone, Minnesota

CONTENTS OF REPORT
DECEMBER 31, 2015

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
contactl@mtcocpa.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
contactp@mtcocpa.com

Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538
Marshall, Minnesota 56258
507 337-0501

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA

WITH THE FIRM
Amanda K. Baarson Sandy, CPA
Amy L. Mollberg, CPA
Sally A. Sterk, CPA
Blake R. Klinsing, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have audited the accompanying financial statements of Stannard Financial Services, LLC which comprise the balance sheet as of December 31, 2015 and 2014, and the related statements of income and members' equity, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of Stannard Financial Services, LLC's management. Our responsibility is to express an opinion on their financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stannard Financial Services, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information in Schedules 1, 2, and 3, have been subjected to audit procedures performed in conjunction with the audit of Stannard Financial Services, LLC's financial statements. The supplementary information is the responsibility of Stannard Financial Service, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming

our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules 1, 2, and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole

Meulebroeck, Taubert & Co., PLLP

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
Pipestone, Minnesota

February 21, 2016

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit A

BALANCE SHEET
DECEMBER 31, 2015 AND 2014

Assets	**2015**	**2014**
Current Assets		
Cash	14,282	10,514
Accounts Receivable	1,500	1,500
Total Current Assets	15,782	12,014
Property and Equipment		
Equipment	22,700	22,700
Less Accumulated Depreciation	(21,840)	(21,448)
Total Property and Equipment	860	1,252
Total Assets	16,642	13,266
Liabilities and Members' Equity		
Current Liabilities		
Accrued Liabilities	1,089	1,110
Total Current Liabilities	1,089	1,110
Members' Equity	15,553	12,156
Total Liabilities and Members' Equity	16,642	13,266

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit B

STATEMENT OF INCOME AND MEMBERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2015 AND 2014

Revenues	**2015**	**2014**
Commission Received	94,946	143,780
Interest Income	9	8
Other Revenue	6,000	6,000
Total Revenues	100,955	149,788
Expenses		
Salaries and Payroll Taxes	6,269	6,743
Guaranteed Payments to Member	42,899	64,287
Advertising	5,915	7,739
Depreciation	392	392
Miscellaneous	590	1,397
Dues and Subscriptions	5,360	7,362
Rent	1,263	4,326
Insurance	1,844	2,843
Licenses and Permits	2,863	2,074
Office Supplies	9,916	17,406
Postage	1,200	1,600
Professional Fees	2,395	2,661
Property Taxes	478	1,046
Repairs	4,557	8,383
Telephone	6,549	8,327
Travel/Entertainment/Meals	4,202	10,377
Utilities	2,992	3,295
Total Expenditures	99,684	150,258
Net Income (Loss)	1,271	913
Members' Equity-January 1	12,156	11,713
Member Contribution	2,126	
Members' Equity-December 31	15,553	12,626

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit C

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015 AND 2014

Cash Flows From Operating Activities	**2015**	**2014**
Net Income (Loss)	1,271	(470)
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:		
Depreciation	392	392
Increase (Decrease) in Accrued Liabilities	(21)	(1,589)
Net Cash Provided (Used) By Operating Activities	1,642	(1,667)
Capital and Non-Related Financing Activities		
Member Contributions	2,126	
Net Increase (Decrease) in Cash	3,768	(1,667)
Cash at January 1	10,514	12,181
Cash at December 31	14,282	10,514

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS DECEMBER 31, 2015

Note 1 **Summary of Significant Accounting Policies**

This summary of significant accounting policies of Stannard Financial Services, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. Nature of Operations

Stannard Financial Services, LLC is a fully-disclosing introductory broker dealer. The firm operates under SEC Rule 15C3-3(k)(2)(i) the Customer Protection Rule. Stannard does not hold customer funds or safekeep customer securities. As an introductory broker dealer, Stannard offers various mutual funds, variable and fixed annuities, face amount certificates and insurance products. Sales by the firm are processed by mutual fund and life insurance companies and other intermediary brokers, with commissions revenues retained by Stannard.

B. Property, Equipment and Depreciation

Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Depreciation of equipment is provided using the straight-line method for financial reporting and using the modified accelerated cost recovery system (MACRS) for federal income tax purposes as reported on the members' K-1's. For 2015 and 2014, depreciation expense was $392 and $392, respectively, for financial reporting purposes. Useful lives of property and equipment are in a range of 3 to 15 years.

C. Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 **Summary of Significant Accounting Policies – continued**

D. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

E. Cash and Cash Equivalents
The Company considers all highly liquid investments with a remaining maturity of three months or less to be cash equivalents.

F. Advertising
The Company expenses advertising costs as incurred. Total advertising expenses for the year were $5,915 and $7,739 for 2015 and 2014 respectively.

G. Limited Liability of Members
Liability of the individual members of the company is limited to their investment in the company.

Note 2 **Rent**
The company leases its computer system and office space. The firm's lease calls for rent to be paid each month March through December. The lease payments are flexible and determined by the owner of the property, Todd Morgan who is a 100% owner and member of Stannard Financial Services, LLC. Rents not paid do not accrue as a liability of the company due to the common ownership.

Note 3 **Related Party**
Todd Morgan is the sole member of Stannard Financial Services, LLC. The firm leases office space and equipment from Todd Morgan as described in Note 2.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 3 **Related Party - continued**

The following is a summary of the related party transactions for 2015 and 2014:

	Receivables	
	2014	2015
Stannard Advisory Services, LLC	1,500	1,500
	Rent Expense	
Todd Morgan	150	2,900

Note 4 **Subsequent Events**

Subsequent events have been evaluated through February 24, 2016, which is the date the financial statements were available to be issued.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 1

NET CAPITAL COMPUTATION
DECEMBER 31, 2015 AND 2014

	2015	2014
Total Assets	16,642	13,266
Total Liabilities	1,089	1,110
Net Capital	15,553	12,156
Adjustments:		
Property and Equipment (Non-allowable Assets)	(860)	0
Total Adjustments	(860)	0
Adjusted Net Capital	14,693	10,904
Required Net Capital	5,000	5,000
Excess Net Capital	9,693	5,904

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 2

SCHEDULE OF AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO
DECEMBER 31, 2015 AND 2014

	2015	2014
Aggregate Indebtedness	1,089	1,110
Net Capital	14,693	10,904
Ratio of Aggregate Indebtedness to Net Capital	7.41%	10.18%

No material differences were noted between Net Capital Computation and Focus Report, Form X-17A-5.

SCHEDULE OF MATERIAL INADEQUACIES
DECEMBER 31, 2015 AND 2014

Material Inadequacies

None

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
contactl@mtcocpa.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
contactp@mtcocpa.com

Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538
Marshall, Minnesota 56258
507 337-0501

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA

WITH THE FIRM
Amanda K. Baarson Sandy, CPA
Amy L. Mollberg, CPA
Sally A. Sterk, CPA
Blake R. Klinsing, CPA
Bryce L. Schelhaas, CPA

Report of Independent Registered Public Accounting Firm

To the Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have reviewed management's statements, included in the accompanying Stannard Financial Services, LLC Exemption Report, in which (1) Stannard Financial Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stannard Financial Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) and (2) Stannard Financial Services, LLC stated that Stannard Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Stannard Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stannard Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Meulebroeck, Taubert & Co., PLLP
Pipestone, Minnesota
February 21, 2016

Stannard Financial Services, LLC

Stannard Financial Services, LLC Exemption Report

Stannard Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3 (k): (1)

Stannard Financial Services, LLC

I, Todd Morgan affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Registered Principal &
Managing Member
February 21, 2016

504 East Main Street
Pipestone, MN 56164

Phone: 507-825-4300
Fax: 507-825-4333